DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

Willis Lease Finance Corporation (“we,” “our,” “us,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the terms of our certificate of incorporation and bylaws, copies of which we have filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein, and the provisions of Delaware law applicable to the Company. You should read our certificate of incorporation, our bylaws, and applicable Delaware law, including the General Corporation Law of the State of Delaware (“DGCL”), for more information. Our common stock is listed on the Nasdaq Stock Market LLC under the symbol “WLFC”.
Authorized Capital
Our authorized capital shares consist consists of 20,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $0.01 per share.
Voting Rights
Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders.
See also “Material Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation, Bylaws and Delaware Law—No Stockholder Action by Written Consent; Supermajority Voting Requirement” below.
Dividends and Liquidation Right
Subject to the rights of the holders of Series A Preferred Stock (defined below) and any other Preferred Stock which may be outstanding, each holder of common stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors (the “Board”) out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock.
Preferred Stock
The Company is authorized to issue 5,000,000 shares of Preferred Stock in one or more series. Currently, the Company has two series of Preferred Stock outstanding: 1,000,000 shares of 6.5% Series A-1 Preferred Stock, $0.01 par value per share (the “Series A-1 Preferred Stock”) and 1,500,000 shares of 6.5% Series A-2 Preferred Stock, $0.01 par value per share (the “Series A-2 Preferred Stock” and together with the Series A-1 Preferred Stock, the “Series A Preferred Stock”).
The Series A Preferred Stock do not have general voting rights and accrue quarterly dividends at the rate per annum of 6.5% per share. Whenever dividends on any shares of the Series A Preferred Stock are in arrears for an aggregate of six or more dividend periods (whether consecutive or nonconsecutive) and remain unpaid (a “Preferred Dividend Default”), the holders of the Series A Preferred Stock (voting separately as a class with all other holders of the Series A Preferred Stock and holders of all other series of the Company’s preferred stock upon which like voting rights have been conferred) will be entitled to elect by majority vote a total of two additional directors of the Company (the “Preferred

Directors”) to serve on the Board of Directors (which, without the consent of a Required Majority, will not exceed seven directors in total) until all unpaid dividends on the Series A Preferred Stock have been paid. If and when all accumulated dividends and the dividends for the then-current dividend period on the Series A Preferred Stock shall have been paid in full or a sum sufficient has been authorized and set aside and deposited in trust with an eligible trustee for payment in full of all accrued and unpaid dividends, the holders of shares of the Series A Preferred Stock shall be divested of the voting rights set forth in in the previous sentence (subject to revesting in the event of each and every future Preferred Dividend Default) and, if all accumulated dividends and the dividends for the then-current dividend period have been paid in full, the term of office of each Preferred Director so elected shall terminate and the size of the Board of Directors shall be immediately decreased by two directors. Any Preferred Director may be removed at any time, with or without cause, by the vote of, the holders of a majority of the outstanding Series A Preferred Stock when they have the voting rights set forth above.
The holders of the Series A Preferred Stock have preference over holders of common stock in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the corporation, including a merger or consolidation.
The Series A Preferred Stock has no stated maturity date, however the holders of the respective series of Series A Preferred Stock have the option to require the Company to redeem all or any portion of the respective Series A Preferred Stock for cash upon occurrence of any significant changes in operating results, ownership structure, or liquidity events as defined in the purchase agreements for the respective Series A Preferred Stock.
With respect to authorized but unissued Preferred Stock, the Board may designate the rights, preferences, limitations, restrictions of and upon shares of each series, including voting, redemption and conversion rights, dividend rights and preferences in liquidation, which could have the effect, among other things, of restricting any dividends on common stock, diluting the voting power of the common stock or impairing the liquidation rights of such shares, without further action by holders of common stock.
Other Rights and Preferences
Holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such common stock.
Exclusive Forum
Unless the Company consents to the selection of an alternate forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, or (d) any action asserting a claim governed by the internal affairs doctrine.
Material Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation, Bylaws and Delaware Law
Certain provisions of law, our certificate of incorporation, bylaws and rights agreement could make the following more difficult: (1) an acquisition of us by means of a tender offer, a proxy contest or otherwise, and (2) the removal of incumbent officers and directors.

Authorized but Unissued Shares of Common Stock and Preferred Stock
Our Board has the power, subject to applicable law or the rules of any stock exchange on which our securities may be listed and without further action by stockholders, to issue additional shares of common stock or a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.
Rights Agreement
Pursuant to a Rights Agreement (the “Rights Agreement”) entered into by the Company and American Stock Transfer and Trust Company, as rights agent, in September 1999, as subsequently amended, the Board authorized and declared a dividend of one preferred stock purchase right (a “Right”) for each share of common stock, par value $0.01 per share, of the Company. Until the Distribution Date (as defined in the Rights Agreement), the Rights are not exercisable and are attached to and trade only together with shares of common stock. Unless extended or otherwise as provided in the Rights Agreement, the Rights expire on August 30, 2028. The Rights Agreement could make it more difficult to proceed with and discourage a merger, tender offer or proxy contest.
Increase in the Number of Directors
Our bylaws provide for seven directors. In addition, the Board currently has the authority to amend the bylaws to increase the maximum number of directors without seeking stockholder approval.
Classified Board of Directors
The Board is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board.
Advance Notice Requirements for stockholder Proposals and Director Nominations
Our bylaws provide detailed requirements for stockholder proposals for our annual meetings, including stockholder nominations for directors. In addition, director nominees must provide certain information, including biographical information, share ownership amounts and other information that would need to be included in a proxy statement relating to the election of a director. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and to encourage persons seeking to acquire control of the Company to negotiate first with the Company.
Special Meetings of Stockholders
Our certificate of incorporation provides that special meetings of the stockholders for any purpose or purposes may be called by only (1) the Board; (2) the Chairman of the Board; or (3) the President of the Company, except for any special meeting of the stockholders that may be called by any other person or persons specified in any certificate of designation pursuant to DGCL Section 151(g) in the manner, at the times and for the purposes so specified. This limited ability to call a special meeting of stockholders may have an anti-takeover effect because a potential acquirer may be impeded from calling a special meeting of stockholders to consider removing directors or to consider an acquisition offer.

No Stockholder Action by Written Consent; Supermajority Voting Requirement
Our certificate of incorporation also provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. In certain circumstances relating to a merger or consolidation of the Company or any of its subsidiaries, the sale, exchange or lease of all or any substantial part of the assets of the Company to another entity, or any sale or lease to the Company or any of its subsidiaries in exchange for securities of the Company or any assets of any other entity or securities issued by such other entity, the approval by 80% of all outstanding shares of capital stock of the Company entitled to vote generally in the election of directors of the Company is required.
Bylaw Amendments
Our bylaws provide that the Board may amend our bylaws without stockholder approval, except to the extent such power is reserved to the stockholders by law. Bylaws may not be made, repealed, altered, amended or rescinded by the stockholders of the corporation except by the vote of the holders of not less than 80% of all outstanding shares of capital stock of the Company entitled to vote generally in the election of directors of the Company.
Anti-Takeover Effects of Delaware Law
We are also subject to certain anti-takeover provisions under the DGCL. Under Section 203 of the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or (i) our Board approves the transaction prior to the stockholder acquiring the 15% ownership position, (ii) upon consummation of the transaction that resulted in the stockholder acquiring the 15% ownership position, the stockholder owns at least 85% of the outstanding voting stock (excluding shares owned by directors or officers and shares owned by certain employee stock plans) or (iii) the transaction is approved by the Board and by the stockholders at an annual or special meeting by the affirmative vote of 66 2/3%, and not by written consent of the outstanding voting stock (excluding shares held or controlled by the interested stockholder).
A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or by-laws approved by its stockholders. We have not opted out of Section 203. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.